As filed with the Securities and Exchange Commission on July 5, 2002

Registration No. 333-90536

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

LIFEPOINT HOSPITALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	52-2165845
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

103 Powell Court, Suite 200
Brentwood, Tennessee 37027
(615) 372-8500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Kenneth C. Donahey
Chairman of the Board,
Chief Executive Officer and President
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
(615) 372-8500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Paul D. Gilbert, Esq.
Waller Lansden Dortch & Davis,
A Professional Limited Liability Company
511 Union Street, Suite 2100
Nashville, Tennessee 37219
(615) 850-8486

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering:    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SECURITY HOLDERS
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
DIVIDEND POLICY
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
OPINION OF WALLER LANSDEN DORTCH & DAVIS
COMPUTATIONS OF RATIOS
CONSENT OF ERNST & YOUNG LLP

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 5, 2002

PROSPECTUS

$250,000,000 of 4 1/2% Convertible
Subordinated Notes due 2009 and 5,278,825
Shares of Common Stock Issuable upon Conversion
of the Notes

     This prospectus relates to the 4 1/2% convertible subordinated notes due June 1, 2009 of LifePoint Hospitals, Inc., a Delaware corporation, held by security holders who may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

     The holders of the notes may convert the notes into shares of our common stock at any time at a conversion rate of 21.1153 shares per $1,000 principal amount of notes, subject to adjustment in some circumstances. On or after June 3, 2005, we may redeem the notes, in whole or in part, at the redemption prices described in this prospectus, together with any interest accrued through the redemption date. The notes are not entitled to any sinking fund.

     If we experience a change of control, we must offer to repurchase the notes at 100% of their principal amount plus any interest accrued through the repurchase date.

     The notes will be junior to all of our existing and future senior indebtedness and will be structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of March 31, 2002, we and our subsidiaries had approximately $142.6 million of consolidated indebtedness effectively ranking senior to the notes. Subsequent to March 31, 2002, we purchased an additional $120.5 million of our 10 3/4% Senior Subordinated Notes resulting in a balance of $22.1 million in consolidated indebtedness effectively ranking senior to the notes as of July 2, 2002.

     Our shares are quoted on the Nasdaq National Market under the symbol “LPNT.” On July 2, 2002, the last reported sale price of our common stock was $33.90 per share.

     Investing in the notes and common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July          , 2002.

Prospectus Summary	2

Risk Factors	8

Forward-Looking Statements	19

Ratio of Earnings to Fixed Charges	21

Use of Proceeds	21

Selling Security Holders	22

Description of Notes	23

Description of Capital Stock	36

Dividend Policy	40

Certain United States Federal Income Tax Considerations	41

Plan of Distribution	50

Legal Matters	52

Experts	52

Where You Can Find More Information	52

Incorporation by Reference	52

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information (including “Risk factors” and financial information) appearing elsewhere in this prospectus, as well as in the documents incorporated by reference, including our consolidated financial statements and their related notes.

     In this prospectus, “LifePoint,” “our company,” “we,” “us” and “our” refer to LifePoint Hospitals, Inc. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

About Our Company

Who We Are

     We operate 23 general, acute care hospitals with an aggregate of 2,197 licensed beds in growing, non-urban communities. In all but one of our communities, our hospital is the only provider of acute care hospital services. Our hospitals are located in Alabama, Florida, Kansas, Kentucky, Louisiana, Tennessee, Utah and Wyoming. For the year ended December 31, 2001 and for the three months ended March 31, 2002, we generated $619.4 million and $181.6 million in net revenues, respectively, and EBITDA of $131.4 million and $42.6 million, respectively.

The Non-Urban Healthcare Market

     We believe that growing, non-urban healthcare markets are attractive because of the following factors:

•	Less Competition. Non-urban communities have smaller populations with fewer hospitals and other healthcare service providers. We believe that the smaller populations and relative significance of the one or two acute care hospitals in these markets may discourage the entry of alternate non-hospital providers, including outpatient surgery centers, rehabilitation centers and diagnostic imaging centers.

•	More Favorable Payment Environment. The lower number of healthcare providers in non-urban markets limits the ability of managed care organizations to create price competition among local providers. Consequently, non-urban hospitals can often negotiate reimbursement rates with managed care plans that are more favorable, in general, than those available in urban markets. In addition, there is generally a lower level of managed care presence in non-urban markets than in urban markets. We believe that non-urban markets are less attractive to these payors because their limited size and diverse, non-national employer bases minimize the ability of managed care organizations to achieve economies of scale. We believe that marketing expenses incurred by managed care plans do not produce the level of return in non-urban markets that they do in urban markets.

•	Community Focus. We believe that non-urban areas generally view the local hospital as an integral part of the community. Therefore, we believe patients and physicians tend to be more loyal to the hospital.

•	Acquisition Opportunities. Currently, not-for-profit and governmental entities own most non-urban hospitals. These entities often have limited access to the capital needed to keep pace with advances in medical technology. In addition, these entities sometimes lack the management resources necessary to control hospital expenses, recruit and retain physicians, expand healthcare services and comply with increasingly complex reimbursement and managed care requirements. As a result, patients may migrate to, may be referred by local physicians to, or may be encouraged by managed care plans to travel to, hospitals in larger, urban markets. We believe that as a result of these pressures, many not-for-profit and governmental owners of non-urban hospitals who wish to preserve the local availability of quality healthcare services are interested in selling or leasing these hospitals to companies, like us, that are committed to the local delivery of healthcare and that have greater access to capital and management resources.

Operating Philosophy

     We are committed to operating general, acute care hospitals in growing, non-urban markets. As a result, we adhere to an operating philosophy that is focused on the unique patient and provider needs and opportunities in these communities. This philosophy includes a commitment to:

•	improving the quality and scope of available healthcare services;

•	providing physicians a positive environment in which to practice medicine, with access to necessary equipment and resources;

•	providing an outstanding work environment for employees;

•	recognizing and expanding the hospital’s role as a community asset; and

•	continuing to improve each hospital’s financial performance.

Business Strategy

     We manage our hospitals in accordance with our operating philosophy and have developed the following strategies tailored for each of our markets:

•	Expand Breadth of Services and Attract Community Patients. We strive to increase revenues by improving the quality and broadening the scope of healthcare services available at our facilities, and to recruit physicians with a broader range of specialties. We have undertaken projects in the majority of our hospitals targeted at expanding or renovating specialty service facilities including the following:

			Capital Expenditures
	Number	Total
	of	Project				Estimated
Expansion or Renovation Project	Facilities	Budget	1999	2000	2001	2002

			(Dollars in Millions)
Operating room expansion	12	$44.2	$5.8	$6.4	$11.9	$10.4
MRI addition	8	11.8	—	3.0	4.1	3.2
CT scanner addition	14	8.2	2.7	0.6	3.6	1.4
Emergency room expansion	6	20.4	0.4	1.7	0.7	0.8
Obstetric care addition	2	6.1	4.5	1.4	—	—
Rehabilitation addition	4	4.1	0.5	—	0.5	3.4

     We believe that our expansion of available treatments and our community focus will encourage residents in the non-urban markets that we serve to seek care locally at our facilities rather than at facilities outside the area.

•	Strengthen Physician Recruiting and Retention. We seek to increase our revenue by enhancing the quality of care available locally. We believe that recruiting physicians in local communities is critical to increasing the quality of healthcare and the breadth of available services at our facilities. Following the formation of our company in May 1999, we recruited 70 physicians during the remainder of that year, including 42 specialists. In 2000, we recruited 80 physicians, including 49 specialists and in 2001 we recruited 57 physicians, including 41 specialists. Our physician recruitment program is currently focused primarily on recruiting additional specialty care physicians. Our management is focused on working more effectively with individual physicians and physician practices. We believe that expansion of the range of available treatments at our hospitals should also assist in physician recruiting and contribute to the sense that our hospitals are community assets.

•	Improve Expense Management. We seek to control costs by, among other things, reducing labor costs by improving labor productivity and decreasing the use of contracted labor, controlling supply expenses through the use of a group purchasing organization and reducing uncollectible revenues. We have implemented cost control initiatives including adjusting staffing levels according to patient volumes, modifying supply purchases according to usage patterns and providing training to hospital staff in more efficient billing and collection processes. For the three months ended March 31, 2002 compared to the three months ended March 31, 2001, our total operating expenses decreased as a percentage of revenue to 76.6% from 78.0%. For the year ended December 31, 2001 compared to the year ended December 31, 2000, our total operating expenses decreased as a percentage of revenue to 78.8% from 81.0%. We believe that as our company grows, we will likely benefit from our ability to spread fixed administrative costs over a larger base of operations.

•	Retain and Develop Stable Management. We seek to retain the executive teams at our hospitals to enhance medical staff relations and maintain continuity of relationships within the community. We make a commitment to the rural communities that we serve by focusing our recruitment of managers and healthcare professionals on those who wish to live and practice in the communities in which our hospitals are located. In addition, these hospital leaders are granted options under our employee stock option plan.

•	Improve Managed Care Position. We strive to improve our revenues from managed care plans by negotiating facility-specific contracts with these payors on terms appropriate for smaller, non-urban markets. Prior to the formation of our company, our facilities typically were included in managed care contracts negotiated on a market wide basis emphasizing large urban facilities. Since we have been operating as a separate entity, we have negotiated contracts that are more appropriate for non-urban markets. In addition, our position as a significant provider of acute care services in our markets enables us to negotiate contract terms that are generally more favorable for our facilities and to decrease the levels of discount in the arrangements in which we participate.

•	Acquire Other Hospitals. We continue to pursue a disciplined acquisition strategy and seek to identify and acquire attractive hospitals in growing, non-urban markets that are the sole or significant market provider of healthcare services in the community. In 2001, we acquired two hospitals, Athens Regional Medical Center in Athens, Tennessee and Ville Platte Medical Center in Ville Platte, Louisiana. These transactions closed on October 1, 2001 and December 1, 2001, respectively. Each of these hospitals is located in areas where patients often travel outside of the community for healthcare services. By implementing our operating strategies, we believe that we can attract many of these patients that historically have sought care elsewhere.

     We believe that our strategic goals align our interests with those of the local communities served by our hospitals. We believe that the following qualities enable us to successfully compete for acquisitions:

•	our commitment to maintaining the local availability of healthcare services;

•	our reputation for providing market-specific, high quality healthcare;

•	our focus on physician recruiting and retention;

•	our management’s operating experience;

•	our access to financing; and

•	our ability to provide the necessary equipment and resources for physicians.

Our Formation

     We were formed as a division of HCA Inc. in November 1997 to operate general, acute care hospitals in non-urban communities. We became an independent, publicly-traded company on May 11, 1999 when HCA distributed all outstanding shares of our common stock to its stockholders.

Principal Executive Offices

     Our principal executive offices are located at 103 Powell Court, Suite 200, Brentwood, Tennessee 37027, and our telephone number is 615-372-8500. Our World Wide Web address is www.lifepointhospitals.com. Information in the website is not part of this prospectus and should not be considered part of this prospectus.

The Offering

Issuer	LifePoint Hospitals, Inc.

Convertible Notes	$250,000,000 aggregate principal amount of 4 1/2% convertible subordinated notes due June 1, 2009.

Interest payments	We will pay interest on the notes semi-annually in arrears on June 1 and December 1 of each year, starting on December 1, 2002.

Maturity	The notes will mature on June 1, 2009.

Conversion	The notes will be convertible into 21.1153 shares of our common stock, par value $.01 per share, per $1,000 principal amount of notes, subject to adjustment in certain circumstances. This rate results in an initial conversion price of approximately $47.36 per share, or a 30% premium to the closing bid price of $36.43 of our common stock on the Nasdaq National Market on May 16, 2002. See “Description of notes — Conversion rights.”

Ranking	The notes will be:

• unsecured;
• junior to all of our existing and future senior indebtedness; and
• structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables, lease commitments and monies borrowed.

As of March 31, 2002, we and our subsidiaries had approximately $142.6 million of consolidated indebtedness effectively ranking senior to the notes. Subsequent to March 31, 2002, we purchased an additional $120.5 million of our 10 3/4% Senior Subordinated Notes resulting in a balance of $22.1 million in consolidated indebtedness effectively ranking senior to the notes as of July 2, 2002.

The indenture under which the notes will be issued will not restrict our or our subsidiaries’ ability to incur additional senior or other indebtedness. See “Description of notes — Subordination of notes.”

Sinking fund	None.

Optional redemption	On or after June 3, 2005, we may, at our option, redeem the notes, in whole or in part, at the redemption prices described in this prospectus, plus any accrued and unpaid interest to the redemption date. See “Description of notes — Redemption of notes at our option.”

Change in control	If we experience a change in control, as defined in the indenture, each holder may require us to purchase all or a portion of the holder’s notes at 100% of the principal amount, plus any accrued and unpaid interest to the repurchase date. See “Description of notes — Change in control permits purchase of notes by us at the option of the holder.”

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any accrued and unpaid interest may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of notes — Events of default.”

Use of proceeds	We will receive no proceeds from the resale by the selling security holders of the notes or the common stock issuable upon conversion of the notes. The selling security holders will receive all of the net proceeds from the resales.

Listing and trading	Our common stock is listed on the Nasdaq National Market under the symbol “LPNT.”

Risk factors	In analyzing an investment in the notes offered by this prospectus, prospective investors should carefully consider, along with other matters referred to in this prospectus, the information set forth under “Risk factors.”

     For a more complete description of the terms of the notes, see “Description of notes.” For a more complete description of our common stock, see “Description of capital stock.”

RISK FACTORS

     You should carefully consider all of the information contained or incorporated by reference in this prospectus before deciding whether to invest in the notes and, in particular, the following factors:

Risks Relating to Our Company

Our revenues may decline if federal or state programs reduce our Medicare or Medicaid payments or managed care companies reduce our reimbursements.

     For the year ended December 31, 2001 and for the three months ended March 31, 2002, we derived 48.4% and 51.5%, respectively, of our revenues from the Medicare and Medicaid programs. In recent years, federal and state governments made significant changes in the Medicare and Medicaid programs. These changes have decreased the amounts of money we receive for our services to patients who participate in these programs.

     In recent years, Congress and some state legislatures have introduced an increasing number of other proposals to make major changes in the healthcare system. Medicare-reimbursed, hospital-outpatient services converted to a prospective payment system on August 1, 2000. This system creates limitations on levels of payment for a substantial portion of hospital outpatient procedures. Future federal and state legislation may further reduce the payments we receive for our services.

     A number of states have adopted legislation designed to reduce their Medicaid expenditures and to provide broader coverage and additional care to their residents. Some states have enrolled Medicaid recipients in managed care programs and have imposed additional taxes on hospitals to help finance or expand the states’ Medicaid systems. Other states propose to take similar steps.

     In addition, insurance and managed care companies and other third parties from whom we receive payment for our services increasingly attempt to control healthcare costs by requiring that hospitals discount their fees in exchange for exclusive or preferred participation in their benefit plans. We believe that this trend may continue and may reduce the payments we receive for our services.

We may be subjected to allegations that we failed to comply with governmental regulation which could result in sanctions that reduce our revenue and profitability.

     All participants in the healthcare industry are required to comply with many laws and regulations at the federal, state and local government levels. These laws and regulations require that hospitals meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, billing and cost reports, payment for services and supplies, maintenance of adequate records, privacy, compliance with building codes and environmental protection. These laws often contain safe harbor provisions which describe some of the conduct and business relationships that are immune from prosecution. Not all of our business arrangements fit wholly within safe harbors. This does not automatically render our arrangements illegal. However, we may be subject to scrutiny by enforcement authorities. If we fail to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our hospitals and our ability to participate in the Medicare, Medicaid and other federal and state healthcare programs.

     Significant media and public attention recently has focused on the hospital industry due to ongoing investigations related to referrals, cost reporting and billing practices, laboratory and home healthcare services and physician ownership and joint ventures involving hospitals. Both federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts. In addition, the Office of the Inspector General of the United States Department of Health and Human Services and the United States Department of Justice periodically establish enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Recent initiatives include a focus on hospital billing practices.

     In public statements, governmental authorities have taken positions on issues for which little official interpretation was previously available. Some of these positions appear to be inconsistent with common practices within the industry and which have not previously been challenged in this manner. Moreover, some government investigations that have in the past been conducted under the civil provisions of federal law are now being conducted as criminal investigations under the Medicare fraud and abuse laws.

     The laws and regulations that we must comply with are complex and subject to change. In the future, different interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

     We cannot predict whether we or other hospital operators will be the subject of future investigations or inquiries. In the event that we become the subject of an investigation, we will be required to devote management and financial resources to defending our Company in the investigation. In addition, any negative publicity surrounding the investigation could affect adversely the price of our common stock and the notes. If we incur significant fines or penalties or are forced to reimburse amounts as a result of the investigation, our profitability may decline.

We may be subjected to actions brought by individuals on the government’s behalf under the False Claims Act’s “qui tam” or whistleblower provisions.

     Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the Federal government. Defendants determined to be liable under the False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim.

     There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the Federal government. The False Claims Act defines the term “knowingly” broadly. Thus, although simple negligence will not give rise to liability under the False Claims Act, submitting a claim with reckless disregard to its truth or falsity constitutes a “knowing” submission under the False Claims Act and, therefore, will qualify for liability.

     In some cases, whistleblowers or the Federal government have taken the position that providers who allegedly have violated other statutes, such as the anti-kickback statute and the Stark Law, have thereby submitted false claims under the False Claims Act. In addition, a number of states have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court.

If we fail to recruit and retain physicians and nurses, our ability to deliver healthcare services efficiently and effectively will suffer.

     Physicians generally direct the majority of hospital admissions. Our success, in part, depends on the number and quality of physicians on our hospitals’ medical staffs, the admissions practices of these physicians and the maintenance of good relations with these physicians. We generally do not employ physicians. Only a limited number of physicians practice in the non-urban communities where our hospitals are located. Our primary method of adding or expanding medical services is the recruitment of new physicians into our communities.

     The success of our recruiting efforts depends on several factors. In general, there is a shortage of specialty care physicians in the communities in which we operate. We face intense competition in the recruitment of specialists because of the difficulty convincing these individuals of the benefits of practicing in a rural community. Physicians are concerned with the patient volume in rural hospitals and whether the volume will allow them to generate income comparable to that which they would generate in an urban setting. If the population growth rates in the rural communities where our hospitals operate decrease, then we could experience greater difficulty attracting physicians to practice in our communities.

     There is generally a shortage of nurses. Our hospitals may be forced to hire expensive contract nurses if they are unable to recruit and retain nurses. The shortage of nurses may affect our hospitals’ ability to deliver healthcare services efficiently and effectively.

Our revenue is heavily concentrated in Kentucky and Tennessee, which makes us particularly sensitive to regulatory and economic changes in those states.

     Our revenue is particularly sensitive to regulatory and economic changes in the states of Kentucky and Tennessee. As of March 31, 2002, we operated 23 hospitals with seven located in the Commonwealth of Kentucky and seven located in the State of Tennessee. Based on those 23 hospitals, we generated 39.2% of our revenue from our Kentucky hospitals (including 4.3% from state-sponsored Medicaid programs) and 22.3% from our Tennessee hospitals (including 3.3% from state-sponsored TennCare programs) for the year ended December 31, 2001. In addition, we generated 37.5% of our revenues from our Kentucky hospitals (including 4.2% from state-sponsored Medicaid programs) and 24.0% from our Tennessee hospitals (including 3.2% from state-sponsored TennCare programs) for the three months ended March 31, 2002. Certain managed care organizations that participate in the Medicaid programs of Tennessee and Kentucky have been placed in receivership or encountered other financial difficulties. Other managed care organizations in the states in which we derive significant revenue may encounter similar difficulties in paying claims in the future.

We may have difficulty acquiring hospitals on favorable terms, improving the operations of acquired hospitals, avoiding unknown or contingent liabilities of acquired hospitals and, because of regulatory scrutiny, acquiring nonprofit entities.

     One element of our business strategy is expansion through the acquisition of acute care hospitals in growing, non-urban markets. We face significant competition to acquire additional attractive, rural hospitals. We may not find suitable acquisitions on favorable terms. We also may incur or assume additional indebtedness as a result of the consummation of any acquisitions. Our failure to acquire non-urban hospitals consistent with our growth plans could prevent us from increasing our revenues.

     Some of the hospitals we have acquired or will acquire had or may have operating losses prior to the time we acquired them. We may encounter delays in operating profitably any hospital or other facility we acquire, effectively integrate the operations of any acquisitions, or otherwise achieve the intended benefit of our growth strategy.

     We also may acquire businesses with unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. We have policies to conform the practices of acquired facilities to our standards and applicable law and generally will seek indemnification from prospective sellers covering these matters. We may, however, incur material liabilities for past activities of acquired businesses.

     In certain instances, hospital acquisitions may require a longer period to complete than acquisitions in many other businesses and may be subject to additional regulatory scrutiny. In recent years, the legislatures and attorneys general of several states have become more interested in sales of hospitals by not-for-profit entities. This heightened scrutiny may increase the cost and difficulty, or prevent our completion, of transactions with not-for-profit organizations in the future.

Certificate of need laws may prohibit or limit any future expansion by us in states with these laws.

     Some states require prior approval for the purchase, construction and expansion of health care facilities, based on a state’s determination of need for additional or expanded health care facilities or services. Four states in which we currently own hospitals, Alabama, Florida, Kentucky and Tennessee, require a certificate of need for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. We may not be able to obtain certificates of need required for expansion activities in the future. If we fail to obtain any required certificate of need, our ability to operate or expand operations in these states could be impaired.

Our ability to increase our indebtedness and become substantially leveraged may limit our ability to successfully run our business.

     At March 31, 2002, our consolidated long-term debt equaled approximately $142.6 million. Subsequent to March 31, 2002, we purchased an additional $120.5 million of our 10 3/4% Senior Subordinated Notes resulting in a balance of $22.1 million in long-term debt as of July 2, 2002. We also may draw on a revolving credit commitment of up to $200 million under our bank credit agreement. In addition, we have the ability to incur additional debt, subject to limitations imposed by our credit agreement and the indenture governing the notes issued by our subsidiary, LifePoint Hospitals Holdings, Inc.

     Our leverage and debt service requirements could have important consequences to our stockholders, including the following:

•	make us more vulnerable to economic downturns and to adverse changes in business conditions, such as further limitations on reimbursement under Medicare and Medicaid programs;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, reducing the funds available for our operations;

•	make us vulnerable to increases in interest rates because some of our borrowings are at variable rates of interest;

•	require us to pay the indebtedness immediately if we default on any of the numerous financial and other restrictive covenants, including restrictions on our payments of dividends, incurrences of indebtedness and sale of assets; and

•	require us to adhere to numerous financial and other restrictive covenants pursuant to some of our loan agreements, including restrictions on paying dividends, incurring additional indebtedness, and selling assets.

     Any substantial increase in our debt levels could also affect our ability to borrow funds at favorable interest rates and our future operating cash flow.

Federal and state investigations of HCA could subject our hospitals and operations to increased governmental scrutiny.

     Prior to May 11, 1999, we operated as the America Group division of HCA. HCA is currently the subject of various federal and state investigations, qui tam actions, shareholder derivative and class action suits, patient/payor actions and general liability claims. HCA is also the subject of a formal order of investigation by the SEC. Based on the Company’s review of HCA’s public filings, the Company understands that the SEC’s investigation of HCA includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws. These investigations, actions and claims relate to HCA and its subsidiaries, including subsidiaries that, before the Company’s formation as an independent company, owned the facilities the Company now owns.

     HCA is a defendant in several qui tam actions, or actions brought by private parties, known as relators, on behalf of the United States of America, which have been unsealed and served on HCA. The actions allege, in general, that HCA and certain subsidiaries and/or affiliated partnerships violated the False Clams Act, 31 U.S.C. ss. 3729 et seq., for improper claims submitted to the government for reimbursement. The lawsuits generally seek three times the amount of damages caused to the United States by the submission of any Medicare or Medicaid false claims presented by the defendants to the federal government, civil penalties of not less than $5,500 nor more than $11,000 for each such Medicare or Medicaid claim, attorneys’ fees and costs. In many instances there are additional common law claims. HCA has disclosed that, on March 15, 2001, the Department of Justice filed a status report setting forth the government’s decisions regarding intervention in existing qui tam actions against HCA and filed formal complains for those suits in which the government has intervened. HCA stated that, of the original 30 qui tam actions, the Department of Justice remains active and has elected to intervene in eight actions. HCA has also disclosed that it is aware of additional qui tam actions that remain under seal and believes that there may be other sealed qui tam cases of which it is unaware.

     Based on our review of HCA’s public filings, we understand that, in December 2000, HCA entered into a Plea Agreement with the Criminal Division of the Department of Justice and various U.S. Attorney’s Offices (which we will refer to as the plea agreement) and a Civil and Administrative Settlement Agreement with the Civil Division of the Department of Justice (which we will refer to as the civil agreement). Based on our review of HCA’s public filings, we understand that the agreements resolve all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by or on behalf of the government against HCA relating to diagnosis related group, or DRG, coding, outpatient laboratory billing and home health issues. Pursuant to the plea agreement, HCA paid the government $95 million during the first quarter of 2001. The civil agreement was approved by the Federal District Court of the District of Columbia in August 2001. Pursuant to the civil agreement, HCA agreed to pay the government $745 million plus interest, which was paid in the third quarter of 2001. Based on our review of HCA’s public filings, we understand that certain civil issues are not covered by the civil agreement and remain outstanding, including claims related to costs reports and physician relations issues. The plea agreement and the civil agreement announced in December 2000 relate only to conduct that was the subject of the federal investigations resolved in the agreements and do not resolve various qui tam actions filed by private parties against HCA, or pending state actions.

     On March 28, 2002, HCA announced that it reached an understanding with CMS to resolve all Medicare cost report, home office cost statement, and appeal issues between HCA and CMS. The understanding provides that HCA would pay CMS $250 million with respect to these matters. The resolution is subject to approval by the Department of Justice and execution of a definitive written agreement.

     HCA has agreed to indemnify the Company for any losses, other than consequential damages, arising from the pending governmental investigations of HCA’s business practices prior to the date of the distribution and losses arising from legal proceedings, present or future, related to the investigation or actions engaged in before the distribution that relate to the investigation. HCA has also agreed that, in the event that any hospital owned by the Company at the time of the spin-off is permanently excluded from participation in the Medicare and Medicaid programs as a result of the proceedings described above, then HCA will make a cash payment to the Company, in an amount (if positive) equal to five times the excluded hospital’s 1998 income from continuing operations before depreciation and amortization, interest expense, management fees, minority interests and income taxes, as set forth on a schedule to the distribution agreement, less the net proceeds of the sale or other disposition of the excluded hospital. However, the Company could be held responsible for any claims that are not covered by the agreements reached with the Federal government or for which HCA is not required to, or fails to, indemnify the Company. If indemnified matters were asserted successfully against the company or any of the Company’s facilities, and HCA failed to meet its indemnification obligations, then this event could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

     The extent to which the Company may or may not continue to be affected by the ongoing investigations of HCA and the initiation of additional investigations, if any, cannot be predicted. These matters could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects in future periods.

We depend significantly on key personnel, and the loss of one or more senior or local management personnel could limit our ability to execute our business strategy.

     We depend on the continued services and management experience of Kenneth C. Donahey and our other executive officers. If Mr. Donahey or any of our other executive officers resign their positions or otherwise are unable to serve, our management expertise and ability to deliver healthcare services efficiently could be weakened. In addition, if we fail to attract and retain managers at our hospitals and related facilities our operations will suffer. We do not maintain key man life insurance policies on any of our officers.

Other hospitals provide similar services, which may raise the level of competition faced by our hospitals.

     Competition among hospitals and other healthcare providers for patients has intensified in recent years. All but one of our hospitals operate in geographic areas where we are currently the sole provider of hospital services in these communities. While our hospitals face less direct competition in our immediate service areas, we do compete with other hospitals, including larger tertiary care centers. Although these competing hospitals may be in excess of 30 to 50 miles away from our facilities, patients in these markets may migrate to, may be referred by local physicians to, or may be lured by incentives from managed care plans to travel to these distant hospitals. Some of these competing hospitals use equipment and services more specialized than those available at our hospitals. In addition, some of the hospitals that compete with us are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals can make capital expenditures without paying sales, property and income taxes. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology and diagnostic centers.

We have limited operating history as an independent company.

     Prior to May 11, 1999, we operated as the America Group division of HCA. Accordingly, we do not have a long operating history as an independent, publicly-traded company. Before the distribution of our stock from HCA, we historically relied on HCA for various financial, administrative and managerial expertise relevant to the conduct of our business. HCA continues to provide some support services to us on a contractual basis. We did not generate a profit for 1999. Although we generated a profit in 2000 and 2001, we may not have net profits in the future.

If our access to HCA’s information systems is restricted or we are not able to integrate changes to our existing information systems, our operations could suffer.

     Our business depends significantly on effective information systems to process clinical and financial information. Information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology. We rely heavily on HCA for information systems. Under a contract with an initial term that will expire on May 11, 2006, HCA provides financial, clinical, patient accounting and network information services to us. If our access to these systems is limited in the future or if HCA develops systems more appropriate for the urban healthcare market and not suited for our hospitals, our operations could suffer. In addition, as new information systems are developed, we must integrate them into our existing systems. Evolving industry and regulatory standards, including the Health Insurance Portability and Accountability Act of 1996, commonly known as “HIPAA,” may require changes to our information systems. We may not be able to integrate new systems or changes required to our existing systems in the future effectively.

If we fail to comply with our corporate integrity agreement, we could be required to pay significant monetary penalties.

     In December 2000, we entered into a corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services, as amended in May 2002. Under this agreement, we have an affirmative obligation to report violations of applicable laws and regulations. This obligation could result in greater scrutiny of us by regulatory authorities. Complying with our corporate integrity agreement requires additional efforts and costs. Our failure to comply with the terms of the corporate integrity agreement could subject us to significant monetary penalties.

If we become subject to malpractice and related legal claims, we could be required to pay significant damages.

     In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Many of these actions involve large claims and significant defense costs. To protect ourselves from the cost of these claims, we generally maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available at a reasonable cost for us to maintain adequate levels of insurance.

We could incur substantial liability if the distribution of our stock from HCA were to be taxable.

     On March 30, 1999, HCA received a private letter ruling from the Internal Revenue Service concerning the United States federal income tax consequences of the distribution by HCA of our common stock and the common stock of Triad Hospitals, Inc., a publicly-traded company comprising the former Pacific Group of HCA, and the restructuring transactions that preceded the distribution. The private letter ruling provides that the distribution generally was tax-free to HCA and HCA’s stockholders, except for any cash received instead of fractional shares. The IRS has issued additional private letter rulings that supplement its March 30, 1999 ruling stating that certain transactions occurring after the distribution do not adversely affect the private letter rulings previously issued by the IRS. The March 30, 1999 ruling and the supplemental rulings are based on the accuracy of representations as to numerous factual matters and as to certain intentions of HCA, Triad and LifePoint. The inaccuracy of any of those representations could cause the IRS to revoke all or part of any of the rulings retroactively.

     If the distribution were to fail to qualify for tax-free treatment, then, in general, additional corporate tax, which would be substantial, would be payable by the consolidated group of which HCA is the common parent. Each member of HCA’s consolidated group at the time of the distribution, including LifePoint, would be jointly and severally liable for this tax liability. If LifePoint were required to make any indemnity payments or otherwise were liable for additional taxes relating to the distribution, LifePoint’s financial position and results of operations could be materially adversely affected.

We depend on dividends and other intercompany transfers of funds to meet our financial obligations.

     We are a holding company and hold most of our assets and conduct most of our operations through direct and indirect subsidiaries. As a holding company, our results of operations depend on the results of operations of our subsidiaries. Moreover, we depend on dividends and other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations, including payment of principal and interest on the senior subordinated notes issued by our subsidiary, LifePoint Hospitals Holdings, Inc. The ability of our subsidiaries to pay dividends or make other payments or advances will depend on their operating results and will be subject to applicable laws and restrictions contained in agreements governing indebtedness of these subsidiaries.

Our anti-takeover provisions may discourage acquisitions of control even though our stockholders may consider these proposals desirable.

     Provisions in our certificate of incorporation and bylaws may have the effect of discouraging an acquisition of control not approved by our board of directors. These provisions include:

•	the issuance of “blank check” preferred stock by the board of directors without stockholder approval;

•	higher stockholder voting requirements for some transactions, including business combinations with related parties (i.e., a “fair price provision”);

•	a prohibition on taking actions by the written consent of stockholders;

•	restrictions on the persons eligible to call a special meeting of stockholders;

•	classification of the board of directors into three classes; and

•	the removal of directors only for cause and by a vote of 80% of the outstanding voting power.

     These provisions may also have the effect of discouraging third parties from making proposals involving our acquisition or change of control, although a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions could further have the effect of making it more difficult for third parties to cause the replacement of our board of directors.

     We have also adopted a stockholder rights plan. This stockholder rights plan is designed to protect stockholders in the event of an unsolicited offer and other takeover tactics which, in the opinion of the board of directors, could impair our ability to represent stockholder interests. The provisions of this stockholder rights plan may render an unsolicited takeover more difficult or might prevent a takeover.

     Provisions of the tax sharing and indemnification agreement that are intended to preserve the tax-free status of the distribution could also discourage takeover proposals or make them more expensive.

     We have adopted a Change in Control Severance Plan which provides for severance benefits to certain employees in certain circumstances following a change in control (as defined in the plan). The provisions of this plan could discourage takeover proposals or make them more expensive.

     We are subject to provisions of Delaware corporate law which may also restrict some business combination transactions. Delaware law may further discourage, delay or prevent someone from acquiring or merging with us.

We have never paid and have no current plans to pay a dividend on our common shares.

     We have never paid a cash dividend and we do not anticipate paying any cash dividends in the foreseeable future. Our senior credit facility also restricts the payment of cash dividends. If we incur any future indebtedness to refinance our existing indebtedness or to fund our future growth, our ability to pay dividends may be further restricted by the terms of this indebtedness.

Our stock price has been and may continue to be volatile.

     The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, including:

•	quarterly variations in operating results;

•	changes in financial estimates and recommendations by securities analysts;

•	the operating and stock price performance of other companies that investors may deem comparable; and

•	news reports regarding possible governmental changes in payment rates and terms of the Medicare or Medicaid programs.

     Broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Risks Related to the Notes

The notes will be subordinated to our senior indebtedness and will be structurally subordinated to all liabilities of our subsidiaries.

     The notes are junior in right of payment to all of our existing and future senior indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of March 31, 2002, we and our subsidiaries had approximately $142.6 million of consolidated indebtedness effectively ranking senior to the notes. Subsequent to March 31, 2002, we purchased an additional $120.5 million of our 10 3/4% Senior Subordinated Notes resulting in a balance of $22.1 million in consolidated indebtedness effectively ranking senior to the notes as of July 2, 2002.

     The indenture governing the notes does not restrict the incurrence of senior indebtedness or other debt by us or our subsidiaries. A significant amount of our operations are conducted through subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes and, as a result, the notes will be structurally subordinated to all indebtedness and other obligations of our subsidiaries with respect to our subsidiaries’ assets. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all of our senior indebtedness has been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See “Description of notes-Subordination of notes.”

Subsequent to this offering, we and our subsidiaries may still be able to incur substantially more debt which could increase our leverage and the risk to you of holding the notes.

     We and our subsidiaries may be able to incur substantial additional debt in the future. Some or all of any future borrowings could be senior to the notes. If new debt in addition to the notes offered hereby is added to our and our subsidiaries’ current debt levels, the risks to you of holding the notes may increase.

We may not have the ability to raise the funds necessary to finance the change in control offer required by the indenture.

     If we undergo a change in control (as defined in the indenture), each holder of the notes may require us to repurchase all or a portion of the holder’s notes. In addition, under the bank credit agreement and the indenture governing the 10 3/4% notes, a change in control may also require us to repurchase notes outstanding under those agreements. We cannot assure you that there will be sufficient funds available for any required repurchases of these securities if a change in control occurs. In addition, the terms of any agreements related to borrowing which we may enter from time to time may prohibit or limit or make our repurchase of notes an event of default under those agreements. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture governing the notes. See “Description of notes-Change in control permits purchase of notes by us at the option of the holder.”

Any rating of the notes may cause their trading prices to fall.

     If the rating agencies rate the notes, they may assign a lower rating than expected by investors. Ratings agencies also may lower ratings on the notes in the future. If the rating agencies assign a lower than expected rating or reduce their ratings in the future, the trading price of the notes could decline.

The terms of our senior credit facility may cause acceleration of indebtedness.

     Our senior credit facility includes covenants that require us to meet certain financial ratios and financial conditions that may require us to reduce debt or to act in a manner contrary to our business objectives. In addition, our senior credit facility restricts, among other things, our ability to incur additional indebtedness and make acquisitions and capital expenditures beyond a certain level. If we fail to comply with the restrictions contained in our senior credit facility, the lenders may be able to declare the entire amount owned immediately due and payable, and prohibit us from making payments of interest and principal on the notes until the default is cured or all senior indebtedness is paid or otherwise satisfied in full. If we were unable to repay our senior borrowings, the lenders could proceed against the collateral securing the senior credit facility. If any senior indebtedness is accelerated, our assets may not be sufficient to repay our senior indebtedness in full or our other indebtedness, including the notes, in which event the interests of the senior secured lenders may conflict with the interests of the holders of the notes.

Absence of a public market for the notes could cause purchasers of the notes to be unable to resell them for an extended period of time.

      There is no established public trading market for the notes. The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. The notes will not be listed on any securities exchange or included in any automated quotation system. We cannot assure you that an active trading market for the notes will develop or, if such market develops, how liquid it will be.

      If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, the price of our common stock into which the notes are convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our common stock into which the notes are convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference both historical and forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan” or “continue.” These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to:

•	the highly competitive nature of the healthcare business including the competition to recruit general and specialized physicians;

•	the efforts of insurers, healthcare providers and others to contain healthcare costs;

•	possible changes in the Medicare program that may further limit reimbursements to healthcare providers and insurers;

•	the ability to attract and retain qualified management and personnel, including physicians, nurses and technicians, consistent with our expectations and targets;

•	changes in federal, state or local regulations affecting the healthcare industry;

•	the possible enactment of federal or state healthcare reform;

•	the possibility that any favorable governmental reimbursement changes will be delayed or abandoned due to the focus of Congress on the recent terrorist attacks and the resulting reallocation of governmental resources;

•	our ability to acquire hospitals on favorable terms and to successfully complete budgeted capital improvements of our existing facilities;

•	liabilities and other claims asserted against us;

•	uncertainty associated with the HIPAA regulations;

•	the ability to enter into, renegotiate and renew payor arrangements on acceptable terms;

•	the availability and terms of capital to fund our business strategy;

•	the availability, cost and terms of insurance coverage;

•	implementation of our business strategy and development plans;

•	our ongoing efforts to monitor, maintain and comply with applicable laws, regulations, policies and procedures including those required by the corporate integrity agreement that we entered into with the government in December, 2000 (as amended in May 2002) and those that, if violated, could cause any of our facilities to lose its state license or its ability to receive payments under the Medicare, Medicaid and TRICARE programs;

•	the ability to increase patient volumes and control the costs of providing services and supply costs;

•	claims and legal actions relating to professional liabilities and other matters;

•	successful development (or license) of software and management information systems used for effective claims processing;

•	fluctuations in the market value of our common stock and resulting costs to us to administer our ESOP;

•	changes in accounting practices;

•	changes in general economic conditions; and

•	other risk factors described in this prospectus.

     As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

	Years Ended December 31,					Three Months
						Ended March 31,
	1997	1998	1999	2000	2001	2002

Ratio of earnings to fixed charges (1):	2.77x	—	0.66x	2.05x	3.82x	6.08x
Coverage Deficiency (2) (in millions):	—	$(25.6)	$(9.2)	—	—	—

(1)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” means income (loss) from continuing operations before minority interest, provision for income taxes and extraordinary items plus fixed charges (other than capitalized interest). “Fixed charges” means total interest whether capitalized or expensed (including the portion of rent expense representative of interest costs) on outstanding debt plus (i) debt related fees and (ii) amortization of deferred financing costs.

(2)	As earnings were inadequate to cover fixed charges for 1998 and 1999, we have provided the coverage deficiency to achieve a ratio of earnings to fixed charges of 1.0x.

USE OF PROCEEDS

     We will receive no proceeds from the resale by the selling security holders of the notes or the common stock issuable upon conversion of the notes. The selling security holders will receive all of the net proceeds from the resales.

SELLING SECURITY HOLDERS

     The Notes were originally issued by us and sold by the initial purchaser in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

     Some of the initial purchasers of the notes or their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Bank of America Securities LLC, and Fleet Securities, Inc., each of which was an initial purchaser of the notes, are affiliates of lenders under our senior credit facility. To our knowledge, none of the other selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.

     The following table sets forth information as of July 5, 2002 about the principal amount of notes and the underlying common stock beneficially owned by each selling security holder that may be offered using this prospectus.

	Principal
	Amount of		Number of
	Notes		Shares of
	Beneficially	Percentage	Common Stock	Percentage of
	Owned that	of Notes	that may be	Common Stock
Name	may be Sold	Outstanding	Sold(1)	Outstanding(2)

1976 Distribution Trust FBO A.R. Lauder/Zinterhofer	$8,000	*	168	*
1976 Distribution Trust FBO Jane A. Lauder	$16,000	*	337	*
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer	$8,000	*	168	*
Advent Convertible Master Cayman L.P.	$3,567,000	1.43%	75,318	*
Akela Capital Master Fund, LTD	$1,500,000	*	31,672	*
Allentown City Firefighters Pension Plan	$30,000	*	633	*
Allentown City Officers & Employee Pension Fund	$22,000	*	464	*
Allstate Insurance Company(4)	$1,000,000	*	21,115	*
Alpha U.S. Sub Fund 4, LLC	$392,000	*	8,277	*
Alpha U.S. Sub Fund LLC	$500,000	*	10,557	*
American Motorist Insurance Company	$642,000	*	13,556	*
American Samoa Government	$26,000	*	548	*
Arapahoe County Colorado	$64,000	*	1,351	*
Arkansas Teachers Retirement System	$3,275,000	1.31%	69,152	*
Arlington County Employees Retirement System	$698,000	*	14,738	*
ATSF Transamerica Convertible Securities	$25,000	*	527	*
BP Amoco PLC Master Trust	$842,000	*	17,779	*
Bancroft Convertible Fund, Inc.	$500,000	*	10,557	*
Baptist Health of South Florida	$515,000	*	10,874	*
British Virgin Islands Social Security Board	$92,000	*	1,942	*
CALAMOS Convertible Fund- CALAMOS Investment Trust	$1,750,000	*	36,951	*
CALAMOS Convertible Growth and Income Fund-CALAMOS Investment Trust	$1,200,000	*	25,338	*
CALAMOS Convertible Portfolio-CALAMOS Advisors Trust	$50,000	*	1,055	*
California Public Employees’ Retirement System	$5,000,000	2.00%	105,576	*

	Principal
	Amount of		Number of
	Notes		Shares of
	Beneficially	Percentage	Common Stock	Percentage of
	Owned that	of Notes	that may be	Common Stock
Name	may be Sold	Outstanding	Sold(1)	Outstanding(2)

California State Automobile Association Inter-Insurance Bureau	$600,000	*	12,669	*
Chrysler Corporation Master Retirement Trust	$2,720,000	1.09%	57,433
Citi SAM Fund, Ltd.	$3,900,000	1.56%	82,349	*
City of New Orleans	$262,000	*	5,532	*
City University of New York	$157,000	*	3,315	*
Clinton Convertible Managed Trading Account/Limited	$2,475,000	*	52,260	*
Clinton Multistrategy Master Fund, Ltd.	$6,465,000	2.59%	136,510	*
Clinton Riverside Convertible Portfolio Limited	$7,375,000	2.95%	155,725	*
Conseco Annuity Assurance Multi-Bucket Annuity Convertible Bond Fund	$250,000	*	5,278	*
Conseco Fund Group Convertible Securities Fund	$250,000	*	5,278	*
Deephaven Domestic Convertible Trading Ltd.	$9,500,000	3.80%	200,595	*
Delta Air Lines Master Trust (c/o Oaktree Capital Management, LLC)	$700,000	*	14,780	*
Delta Pilots D&S Trust	$350,000	*	7,390	*
Ellsworth Convertible Growth and Income Fund, Inc.	$500,000	*	10,557	*
Engineers Joint Pension Fund	$320,000	*	6,756	*
Evergreen Equity Income Fund	$7,500,000	3.00%	158,364	*
Evergreen Growth and Income Fund	$2,221,000	*	46,897	*
Evergreen VA Growth and Income Fund	$223,000	*	4,708	*
Evergreen Worldwide U.S. Growth & Income Fund	$56,000	*	1,182	*
Grace Brothers Management L.L.C.	$3,000,000	1.20%	63,345	*
Grady Hospital Foundation	$138,000	*	2,913	*
HBK Master Fund L.P.	$6,000,000	2.40%	126,691	*
HFR Convertible Arbitrage Account	$657,000	*	13,872	*
Highbridge International LLC	$21,250,000	8.50%	448,700	1.13%
IDEX Transamerica Convertible Securities Fund	$85,000	*	1,794	*
IMF Convertible Fund	$700,000	*	14,780	*
Investcorp — SAM Fund, Ltd.	$3,500,000	1.40%	73,903	*
Jefferies and Company Inc.	$6,000	*	126	*
Lumberman’s Mutual Casualty	$470,000	*	9,924	*
Lyxor	$711,000	*	15,012	*
Man Convertible Bond Master Fund, Ltd.	$9,846,000	3.94%	207,901	*
McMahan Securities Co. L.P.	$1,000,000	*	21,115	*
Microsoft Corporation	$900,000	*	19,003	*
Minnesota Power and Light	$94,000	*	1,984	*
Motion Pictures Industry	$515,000	*	10,874	*
Motion Pictures Industry Health Plan — Active Member Fund	$165,000	*	3,484	*
Motion Pictures Industry Health Plan — Retiree Member Fund	$100,000	*	2,111	*
Municipal Employees	$230,000	*	4,856	*
New Orleans Firefighters Pension/Relief Fund	$139,000	*	2,935	*
Nicholas Applegate Convertible Fund	$1,485,000	*	31,356	*
OCM Convertible Trust	$1,530,000	*	32,306	*
Occidental Petroleum Corporation	$272,000	*	5,743	*
Onex Industrial Partners Limited	$1,350,000	*	28,505	*
Partner Reinsurance Company Ltd.	$530,000	*	11,191	*
Pebble Capital, Inc.	$560,000	*	11,824	*

	Principal
	Amount of		Number of
	Notes		Shares of
	Beneficially	Percentage	Common Stock	Percentage of
	Owned that	of Notes	that may be	Common Stock
Name	may be Sold	Outstanding	Sold(1)	Outstanding(2)

Physicians Life	$175,000	*	3,695	*
Pimco Convertible Fund	$500,000	*	10,557	*
Pimco European Convertible Bond Fund	$100,000	*	2,111	*
Pioneer High Yield Fund	$27,500,000	11.00%	580,670	1.45%
Pioneer U.S. High Yield Fund Corporate Bond Sub Fund (UCIT-LUX)	$4,500,000	1.80%	95,018	*
Plurifond-U.S. High Yield Corporate bond Sub Fund (UCITS-LUX)	$1,000,000	*	21,115	*
Policeman and Firemen Retirement System of the City of Detroit	$649,000	*	13,703	*
Pro-mutual	$777,000	*	16,406	*
Qwest Occupational Health Trust	$135,000	*	2,850	*
Retirement Pension Plan of the California State Auto Association	$100,000	*	2,111	*
Rhapsody Fund, L.P.	$6,700,000	2.68%	141,472	*
SG Cowen Securities Corp.	$2,000,000	*	42,230	*
SG Hambros Trust Company (Jersey) Ltd as trustee of the Lyxor Master Fund	$400,000	*	8,446	*
Sage Capital	$3,000,000	1.20%	63,345
San Diego City Retirement	$1,020,000	*	21,537	*
San Diego County Convertible	$1,545,000	*	32,623	*
Screen Actors Guild Pension Convertible	$475,000	*	10,029	*
Shell Pension Trust	$412,000	*	8,699	*
Silverado Arbitrage Trading Ltd.	$600,000	*	12,669	*
Silvercreek II Limited	$300,000	*	6,334	*
Silvercreek Limited Partnership	$790,000	*	16,681	*
St. Thomas Trading, Ltd.	$16,354,000	6.54%	345,319	*
State Employees’ Retirement Fund of the State of Delaware	$1,025,000	*	21,643	*
State of Connecticut Combined Investment Funds	$2,120,000	*	44,764	*
State of Maryland Retirement Agency	$3,330,000	1.33%	70,313	*
TD Securities (USA) Inc.	$4,000,000	1.60%	84,461	*
Tag Associates	$88,000	*	1,858	*
The Estate of James Campbell	$215,000	*	4,539	*
The Grable Foundation	$122,000	*	2,576	*
The Hotel Union and Hotel Industry of Hawaii Pension Plan	$284,000	*	5,996	*
The James Campbell Corporation	$179,000	*	3,779	*
The Northern Income Equity Fund	$1,000,000	*	21,115	*
Transamerica Life Insurance and Annuities Co.	$3,220,000	1.28%	67,991	*
Transamerica Premier High Yield Fund	$500,000	*	10,557	*
Trustmark Insurance	$358,000	*	7,559	*
UBS Warburg LLC	$4,608,000	1.84%	97,299	*
Vanguard Convertible Securities Fund, Inc.	$2,475,000	*	52,260	*
Viacom Inc. Pension Plan Master Trust	$28,000	*	591	*
Wake Forest University	$495,000	*	10,452	*
White River Securities L.L.C.	$3,000,000	1.20%	63,345
Writers Guild-Industry Health Fund	$285,000	*	6,017	*
Wyoming State Treasurer	$875,000	*	18,475	*
Zurich Institutional Benchmarks Master Fund Ltd.	$1,420,000	*	29,983	*
Other current and future holders of convertible notes(3)	$28,562,000	11.42%	603,153	1.51%

Total	$250,000,000	100%	5,278,825	11.81%

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 21.1153 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes – Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on 39,405,516 shares of common stock outstanding as of April 30, 2002. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Information about other selling securityholders will be set forth in prospectus supplements or amendments to this prospectus, if required.

(4)	Allstate Insurance Company owned 11,300 shares of LifePoint Hospitals, Inc. Common Stock (CUSIP No. 53219L109) prior to the offering as follows: Allstate Insurance Company: 7,200 shares; Allstate New Jersey Insurance Company: 900 shares; Agents Pension Plan: 900 shares; and Allstate Retirement Plan: 2,300 shares.

     We prepared this table based on the information supplied to us by the selling security holders named in this table. The selling security holders listed in the above table may have sold or transferred, in transaction exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information is presented in the above table. Information about the selling security holders may change over time. Any changed information supplied to us will be set forth in prospectus supplements or amendments to this prospectus. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

     Because the selling security holders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling security holders upon termination of any particular offering. See “Plan of Distribution.”

DESCRIPTION OF NOTES

     The notes were issued under an indenture entered into between us and National City Bank, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. We will provide copies of the indenture to prospective investors upon request, and it is also available for inspection at the office of the trustee. Particular provisions of the indenture which are referred to in this prospectus are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference. For purposes of this summary, the terms “LifePoint”, “we”, “us” and “our” refer only to LifePoint and not to any of our subsidiaries. References to “interest” shall be deemed to include “additional payments” unless the context otherwise requires.

General

     The notes represent our unsecured general obligations, subordinate in right of payment to certain of our obligations as described under “Subordination of notes,” and convertible into our common stock as described under “Conversion rights.” The notes are limited to $250 million aggregate principal amount. Interest on the notes will be payable semi-annually on June 1 and December 1 of each year, with the first interest payment to be made on December 1, 2002, at the rate of 4 1/2% per annum, to the persons who are registered holders of the notes at the close of business on the preceding May 15 and November 15, respectively. Unless previously redeemed, repurchased or converted, the notes will mature on June 1, 2009. The notes will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, the City of New York. Payments in respect of the notes may, at our option, be made by check and mailed to the holders of record as shown on the register for the notes.

     The notes were issued without coupons in denominations of $1,000 and integral multiples thereof.

     Holders may present for conversion any notes that have become eligible for conversion at the office of the conversion agent, and may present notes for registration of transfer at the office of the trustee.

     The indenture does not contain any financial covenants or any restrictions on the payment of dividends or on the repurchase of our securities. The indenture does not require us to maintain any sinking fund or other reserves for repayment of the notes.

     The notes are not subject to defeasance or covenant defeasance.

Conversion Rights

     Holders of notes are entitled at any time after the original issuance of the notes and before the close of business on the date of maturity of the notes, subject to prior redemption or repurchase, to convert the notes, or portions thereof (if the portions are $1,000 or whole multiples thereof) into 21.1153 shares of common stock per $1,000 of principal amount of notes. This rate results in an initial conversion price of approximately $47.36 per share. Except as described below, the number of shares into which a note is convertible will not be adjusted for dividends on any common stock issued on conversion. We will not issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based on the market price of the common stock on the last trading day prior to the conversion date. In the case of notes called for redemption, conversion rights will expire at the close of business on the date one business day prior to the redemption date.

     We are not obligated to pay accrued interest on notes submitted for conversion. Accordingly, if a note is converted after the close of business on a record date for the payment of interest and before the opening of business on the next succeeding interest payment date, notes submitted for conversion must be accompanied by funds equal to the interest payable to the registered holder on the interest payment date on the principal amount of such notes submitted for conversion. We will then make the interest payment due on the interest payment date to the registered holder of the note on the record date. Notwithstanding anything to the contrary in this paragraph, any note submitted for conversion need not be accompanied by any funds if such notes have been called for redemption on a redemption date that is after the close of business on a record date for the payment of interest and before the close of business on the business day following the corresponding interest payment date.

     As soon as practicable following the conversion date, we will deliver through the conversion agent a certificate for the full number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares. For a discussion of the tax treatment of a holder receiving common shares upon surrendering notes for conversion, see “Certain United States federal income tax considerations — U.S. Holders — Conversion of the notes.”

     We will adjust the conversion rate for:

•	dividends or distributions on shares of our common stock payable in common stock or other capital stock of ours;

•	subdivisions, combinations or certain reclassifications of our common stock;

•	distributions to all or substantially all holders of common stock of certain rights or warrants entitling them to purchase common stock at less than the current market price at the time;

•	distributions to all or substantially all holders of our common stock of our assets or debt securities or certain rights to purchase our securities, but excluding cash dividends or other cash distributions from current or retained earnings referred to in the next paragraph;

•	all-cash distributions to all or substantially all holders of our common stock in an aggregate amount that, together with

(1)	any cash and the fair market value of any other consideration payable in respect of any tender offer or exchange offer for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment and

(2)	all other all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion rate adjustment, exceeds an amount equal to 10% of the market capitalization of our common stock on the business day immediately preceding the day on which we declare the distribution; and

•	payments in respect of a tender offer or exchange offer for our common stock to the extent that the offer involves aggregate consideration that, together with

(1)	any cash and the fair market value of any other consideration payable in respect of any tender offer or exchange offer for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment and

(2)	all-cash distributions to all or substantially all stockholders made within the preceding 12 months not triggering a conversion rate adjustment, exceeds an amount equal to 10% of the market capitalization of our common stock on the expiration date of the tender offer or exchange offer.

     Each adjustment referred to above will be made upon conclusion of the applicable event. We will not adjust the conversion rate, however, if holders of notes are to participate in the transaction without conversion, or in certain other cases.

     No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

     We may at any time increase the conversion rate by any amount for any period of time if our board of directors has made a determination that such increase would be in our best interests, provided that the conversion price is not less than the par value of a share of our common stock, the period during which the increased rate is in effect is at least 20 days (or such longer period as may be required by law) and the increased rate is irrevocable during such period.

     If we are party to a consolidation, merger or binding share exchange pursuant to which the common stock is converted into cash, securities or other property, at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction.

     In the event of:

•	a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

•	an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend. See “Certain United States federal income tax considerations — U.S. Holders — Adjustment of conversion price.”

Redemption of Notes at Our Option

     No sinking fund is provided for the notes. Prior to June 3, 2005, we cannot redeem the notes. The notes are redeemable at our option, in whole or in part, at any time on or after June 3, 2005, on any date not less than 30 nor more than 60 days after the mailing of a redemption notice to each holder of notes to be redeemed at the address of the holder appearing in the security register. The redemption price for the notes, expressed as a percentage of principal amount, is as follows for the periods set forth below:

Redemption
Period	Price

June 3, 2005 to May 31, 2006	102.571%
June 1, 2006 to May 31, 2007	101.929%
June 1, 2007 to May 31, 2008	101.286%
June 1, 2008 to May 31, 2009	100.643%

     Accrued and unpaid interest will also be paid to the redemption date.

     If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

Change in Control Permits Purchase of Notes By Us at the Option of the Holder

     In the event of a change in control (as defined below) with respect to us, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price for each $1,000 principal amount of such notes equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest to the purchase date. We will be required to purchase the notes no later than 30 business days after notice of a change in control has been mailed as described below. We refer to this date in this prospectus as the “change in control purchase date.”

     Within 30 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which a holder may exercise the purchase right;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the change in control purchase date. The required purchase notice upon a change in control must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.

     A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal must state:

•	the principal amount of the notes being withdrawn;

•	the certificate numbers of the notes being withdrawn, if applicable; and

•	the principal amount, if any, of the notes that remain subject to a change in control purchase notice.

     Our obligation to pay the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such note to be paid promptly following the later of the change in control purchase date or the time of delivery of such note.

     If the paying agent holds money sufficient to pay the change in control purchase price of the note on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

     Under the indenture, a “change in control” is deemed to have occurred at such time as:

•	any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed;

•	at any time the following persons cease for any reason to constitute a majority of our board of directors:

(1)	individuals who on the issue date of the notes constituted our board of directors and

(2)	any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by at least a majority of the directors then still in office who were either directors on the issue date of the notes or whose election or nomination for election was previously so approved; or

•	the sale, lease or transfer of all or substantially all of our assets and property to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act).

     However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such trading day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

     The phrase “all or substantially all” of our assets will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale, lease or transfer of “all or substantially all” of our assets has occurred, in which case a holder’s ability to require us to purchase their notes upon a change in control may be impaired. In addition, we can give no assurance that we will be able to acquire the notes tendered upon a change in control.

     The change in control purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of our company.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our, or our subsidiaries’, indebtedness.

     We may not purchase notes at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Subordination of Notes

     Upon any distribution to our creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, the payment of all amounts due on the notes (other than cash payments due upon conversion in lieu of fractional shares) will be subordinated, to the extent provided in the indenture, in right of payment to the prior payment in full of all senior indebtedness and all indebtedness of our subsidiaries.

     We will not pay, directly or indirectly, any amount due on the notes (including any repurchase price pursuant to the exercise of the repurchase right), or acquire any of the notes, in the following circumstances:

•	if any default in payment of principal, premium, if any, or interest on senior indebtedness (as defined below) exists, unless and until the default has been cured or waived or has ceased to exist;

•	if any default, other than a default in payment of principal, premium, if any, or interest, has occurred with respect to senior indebtedness, and that default permits the holders of the senior indebtedness to accelerate its maturity, until the expiration of the “payment blockage period” described below unless and until the default has been cured or waived or has ceased to exist; or

•	if the maturity of senior indebtedness has been accelerated, until the senior indebtedness has been paid or the acceleration has been.

     A “payment blockage period” is a period that begins on the date that we receive a written notice from any holder of senior indebtedness or a holder’s representative, or from a trustee under an indenture under which senior indebtedness has been issued, that an event of default with respect to and as defined under any senior indebtedness (other than default in payment of the principal of, or premium, if any, or interest on any senior indebtedness), which event of default permits the holders of senior indebtedness to accelerate its maturity, has occurred and is continuing and ends on the earlier of (1) the date on which such event of default has been cured or waived, (2) 180 days from the date notice is received, (3) the date on which such senior indebtedness is discharged or paid in full or (4) the date of which such payment blockage period shall have been terminated by written notice to the trustee or us from the trustee or other representative initiating such payment blockage period. Notwithstanding the foregoing, no new payment blockage notice shall be given until a period of at least 365 consecutive days shall have elapsed since the beginning of the prior payment blockage period. No default (other than a default in payment) that existed or was continuing on the date of delivery of any payment blockage notice, shall be the basis for any subsequent payment blockage notice, unless such event of default has been cured or waived for a period of not less than 90 consecutive days. However, if the maturity of such senior indebtedness is accelerated, no payment may be made on the notes until such senior indebtedness that has matured has been paid or such acceleration has been cured or waived.

     Senior indebtedness is defined in the indenture as all indebtedness (as defined below) of ours outstanding at any time, except the notes, indebtedness that by its terms is subordinate in right of payment to the notes or indebtedness that is not otherwise senior in right of payment to the notes. Senior indebtedness does not include our indebtedness to any of our subsidiaries.

     Indebtedness is defined with respect to any person as the principal of, and premium, if any, and interest on (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, debentures or other securities sold by such person for money), (b) all obligations incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets (except inventory and related items acquired in the ordinary course of the conduct of the acquiror’s usual business), (c) guarantees by such person of indebtedness described in clause (a) or (b) of another person, (d) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation or guarantee, (e) all reimbursement obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person, (f) all capital lease obligations of such person and (g) all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person.

     By reason of the subordination provisions described above, in the event of insolvency, funds which would otherwise be payable to holders of the notes will be paid to the holders of senior indebtedness to the extent necessary to pay senior indebtedness in full. As a result of these payments, our general creditors may recover less, ratably, than holders of senior indebtedness and such general creditors may recover more, ratably, than holders of the notes or other subordinated indebtedness of ours.

     Substantially all of our operations are currently and are expected in the future to be conducted through subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends and loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and are subject to various business considerations.

     The notes are effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables) of our subsidiaries. Any right that we have to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we ourselves are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

     There are no restrictions in the indenture upon the creation of additional senior indebtedness by us, or on the creation of any indebtedness by us or any of our subsidiaries. As of March 31, 2002, we had approximately $142.6 million of consolidated indebtedness and other obligations effectively ranking senior to the notes. Subsequent to March 31, 2002, we purchased an additional $120.5 million of our 10 3/4% Senior Subordinated Notes resulting in a balance of $22.1 million in consolidated indebtedness effectively ranking senior to the notes as of July 2, 2002. As a result of these repurchases, we will take an after-tax extraordinary charge to income of $15.6 million and $16.4 million for the quarter and six months ended June 30, 2002, respectively.

Merger or Consolidation, or Conveyance, Transfer or Lease of Properties and Assets

     The indenture provides that we may not consolidate with or merge with or into any other person or transfer or lease all or substantially all of our properties and assets to another person, unless, among other things:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all our obligations under the notes and the indenture; and

•	we or such successor person shall not immediately thereafter be in default under the indenture.

     Upon the assumption of our obligations by such a person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

     Although such transactions are permitted under the indenture, certain of the foregoing transactions could constitute a change in control permitting each holder to require us to purchase the notes of such holder as described in “ — Change in control permits purchase of notes by us at the option of the holder.”

Events of Default

     The following are events of default for the notes:

•	default in the payment of the principal amount, redemption price or change in control purchase price with respect to any note when such amount becomes due and payable;

•	default in the payment of accrued and unpaid interest, if any (including additional interest in the event of a “registration default”), on the notes for 30 days;

•	failure by us to comply with any of our other covenants in the notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the notes then outstanding and our failure to cure (or obtain a waiver of) such default within 30 days after receipt of such notice;

•	default by us or any of our significant subsidiaries in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, or premium, if any, on indebtedness for money borrowed, in the principal amount then outstanding of $30 million or more, or acceleration of any indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded or such default cured within 10 business days after notice to us in accordance with the indenture; or

•	certain events of bankruptcy, insolvency or reorganization affecting us or any of our significant subsidiaries.

     If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of notes then outstanding may declare the principal amount of the notes plus accrued and unpaid interest, if any, on the notes accrued through the date of such declaration to be immediately due and payable. In the case of certain events of our bankruptcy, insolvency or reorganization, the principal amount of the notes plus accrued and unpaid interest, if any, accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Modifications of the Indenture

     We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder, no supplemental indenture may:

•	reduce the rate or change the time of payment of interest (including additional interest in the event of a “registration default”) on any note;

•	make any note payable in money or securities other than that stated in the note;

•	change the stated maturity of any note;

•	reduce the principal amount, redemption price or change in control purchase price with respect to any note;

•	make any change that adversely affects the right of a holder to require us to purchase a note;

•	waive a default in the payment of any amount due with respect to any note;

•	change the right to convert, or receive payment with respect to, a note, or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

     Without the consent of any holder of notes, we and the trustee may enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to make any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act and the qualification of the indenture under the Trust Indenture Act; or

•	to cure any ambiguity or inconsistency in the indenture.

     No supplemental indenture entered into pursuant to the second, third, fourth or fifth bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount of the notes, however, if such supplemental indenture would materially and adversely affect the interests of the holders of the notes.

     The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal amount, accrued and unpaid interest, if any (including additional interest in the event of a “registration default”), redemption price or change in control purchase price or obligation to deliver common shares upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

     No director, officer, employee, incorporator or stockholder of ours, as such, shall have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that a waiver of such liabilities is against public policy.

Unclaimed Money; Prescription

     If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and paying agent shall notify us and shall pay the money back to us at our written request. Thereafter, holders of notes entitled to the money must look to us for payment, subject to applicable law, and all liability of trustee and the paying agent shall cease. Other than as described in this paragraph, the indenture does not provide for any prescription period for the payment of interest and principal on the notes.

Reports to Trustee

     We will regularly furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

Rule 144A Information Requirements

     We agreed in the indenture to furnish to the holders or beneficial holders of the notes and prospective purchasers of the notes designated by the holders of the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as we register the notes and the underlying common stock for resale under the Securities Act. In addition, we agree to furnish such information if, at any time while the notes or the common stock issuable upon conversion of the notes are restricted securities within the meaning of the Securities Act, we are not subject to the informational requirements of the Exchange Act.

Trustee and Transfer Agent

     The trustee for the notes is National City Bank. The transfer agent for our common stock is National City Bank.

Listing and Trading

     Our common stock is listed on the Nasdaq National Market under the symbol “LPNT.”

Form, Denomination and Registration of Notes

     The notes were issued in registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof, in the form of both global securities and certificated securities, as further provided below. Notes sold in reliance on Regulation S under the Securities Act will be represented by an offshore global security. Notes sold in reliance on Rule 144A under the Securities Act will be represented by a U.S. global security. See “ — Global securities” for more information.

     The trustee is not required:

•	to issue, register the transfer of or exchange any note for a period of 15 days before a selection of notes to be redeemed or repurchased, or

•	to register the transfer of or exchange any note so selected for redemption or repurchase in whole or in part, except, in the case of a partial redemption or repurchase, that portion of any of the notes not being redeemed or repurchased.

See “ — Global securities,” “ — Certificated securities” for a description of additional transfer restrictions applicable to the notes.

     No service charge will be imposed in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global Securities

     Global securities were deposited with a custodian for The Depository Trust Company (“DTC”), and registered in the name of DTC or a nominee for DTC.

     Investors who are qualified institutional buyers and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in a global security directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

     Except in the limited circumstances described below and in “ — Certificated securities,” holders of notes represented by interests in a global security are not entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     A beneficial interest in the offshore global security may be transferred to a person who wishes to hold such beneficial interest through the U.S. global security only upon receipt by the trustee of a written certification of the transferee (a “Rule 144A certificate”) to the effect that such transferee is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A.

     A beneficial interest in the U.S. global security may be transferred to a person who wishes to hold such beneficial interest through the offshore global security only upon receipt by the trustee of a written certification of the transferor (a “Regulation S certificate”) to the effect that such transfer is being made in compliance with Regulation S under the Securities Act.

     The restrictions on transfer described in the preceding two paragraphs do apply (1) to notes sold pursuant to a registration statement under the Securities Act or (2) after such time (if any) as we determine and instruct the trustee that the notes are eligible for resale pursuant to Rule 144(k) under the Securities Act. There is no assurance that the notes will become eligible for resale pursuant to Rule 144(k).

     Any beneficial interest in one global security that is transferred to a person who takes delivery in the form of an interest in another global security will, upon transfer, cease to be an interest in such global security and become an interest in the other global security and, accordingly, will thereafter be subject to all transfer restrictions applicable to beneficial interests in such other global security for as long as it remains such an interest.

     We will apply to DTC for acceptance of the global securities in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants, including Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”). So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants.

     Payments of principal and interest under each global security will be made to DTC’s nominee as the registered owner of such global security. We expect that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

     DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Certificated Securities

     If DTC notifies us that it is unwilling or unable to continue as depositary for a global security and a successor depositary is not appointed by us within 90 days of such notice, or an event of default has occurred and the trustee has received a request from DTC, the trustee will exchange each beneficial interest in that global security for one or more certificated securities registered in the name of the owner of such beneficial interest, as identified by DTC. Any such certificated security issued in exchange for a beneficial interest in the U.S. global security or the offshore global security will bear the restricted legend set forth under “Notice to investors” and accordingly will be subject to the restrictions on transfer applicable to certificated securities bearing such restricted legend. See “Notice to investors.”

Registration Rights; Additional Payments

     We and the initial purchaser of the notes entered into a registration rights agreement on May 22, 2002 pursuant to which we agreed to file a shelf registration statement, of which this prospectus is a part, covering the resales of the notes in accordance with Rule 415 under the Securities Act and to use our reasonable best efforts to cause the shelf registration statement to be effective for a period of two years after the later of (1) the original issuance of the notes and (2) the last date that we or any of our affiliates were the owner of the notes (or any predecessor thereto), or such shorter period of time (x) as permitted by Rule 144(k) under the Securities Act or any successor provisions thereunder, or (y) that will terminate when each of the registrable securities covered by the shelf registration statement ceases to be a registrable security.

     We are permitted to prohibit offers and sales of registrable securities pursuant to the shelf registration statement under certain circumstances and subject to certain conditions. We also agreed to pay specified additional amounts if this prospectus is unavailable for periods in excess of those permitted in the Registration Rights Agreement (a “registration default”).

     There can be no assurance that we will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit the holder’s ability to sell such registrable securities or adversely affect the price at which such registrable securities can be sold. The foregoing summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the registration rights agreement. Copies of the registration rights agreement are available from us or the initial purchaser upon request.

Governing Law

     The indenture and the notes are governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, of which 90,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $.01 per share. As of April 30, 2002, there were 39,405,516 shares of common stock outstanding held by 5,714 holders of record, and no shares of preferred stock outstanding. The following description of our capital stock and provisions of our certificate of incorporation and bylaws are only summaries and we encourage you to review complete copies of our certificate of incorporation and bylaws, which we have previously filed with the Securities and Exchange Commission.

Common Stock

     Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to preferred stock. Subject to the rights, if any, of the holders of any series of preferred stock then outstanding, the holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.

Preferred Stock

     Our certificate of incorporation provides that we may issue up to 10,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock in one or more series and to fix for each series the voting powers, full, limited or none, and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions on the stock, and the number of shares constituting any series and the designations of this series, without any further vote or action by our stockholders. Because the terms of the preferred stock may be fixed by our board of directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover or to make the removal of our management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of our common stock.

     In connection with our stockholder rights plan, our certificate of incorporation provides for the issuance of a series of 90,000 shares of preferred stock designated as the Series A Junior Participating Preferred Stock, par value $.01 per share.

Preferred Stock Purchase Rights

     We have a stockholders’ rights plan, pursuant to which each outstanding share of our common stock is accompanied by one preferred stock purchase right. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A preferred stock at a price of $35 per one one-thousandth of a share, subject to adjustment. The description and terms of the rights are described in a Rights Agreement between us and National City Bank, as Rights Agent.

     Each share of Series A preferred stock will be entitled, when, as and if declared, to a preferential quarterly dividend payment in an amount equal to the greater of $10 or 1,000 times the aggregate of all dividends declared per share of common stock. In the event of our liquidation, dissolution or winding up, the holders of Series A preferred stock will be entitled to a minimum preferential liquidation payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions on the stock, whether or not declared, to the date of such payment, but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of Series A preferred stock will entitle the holder of the stock to 1,000 votes on all matters submitted to a vote of the stockholders. In the event of any consolidation, merger, combination or other transaction in which shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property (payable in kind) as the case may be, into which or for which each share of common stock is changed or exchanged. The rights of Series A preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

     Initially, the rights will be attached to all common stock certificates and no separate rights certificates will be issued. Separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the earlier to occur of the tenth day (or other date determined by our board of directors) (1) after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock, or (2) the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock. Prior to the time that a person would otherwise become an acquiring person, however, our board of directors may determine that such person shall not be an acquiring person for purposes of the Rights Agreement.

     The Rights Agreement provides that, until the rights distribution date (or earlier redemption or expiration of the rights):

•	the rights will be transferred with and only with the certificates for common stock;

•	new common stock certificates issued after May 11, 1999 upon transfer or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference; and

•	the surrender for transfer of any certificates for common stock outstanding as of May 11, 1999 also will constitute the transfer of the rights associated with the common stock represented by such certificate.

     The rights are not exercisable until the rights distribution date. The rights will expire on May 7, 2009, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case, as described below.

     If a person or group becomes an acquiring person, each holder of a right will then have the right to receive, on exercise, common stock (or, in certain circumstances, Series A preferred stock or other similar securities of LifePoint) having a value calculated pursuant to the Rights Agreement. Notwithstanding any of the foregoing, following the existence of an acquiring person, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person will be null and void.

     In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a right will thereafter have the right to receive, on the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value as calculated pursuant to the Rights Agreement.

     At any time after any person or group becomes an acquiring person and prior to the acquisition by any person or group of 50% or more of the outstanding shares of common stock, our board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock or one one-thousandth of a share of Series A preferred stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), as the case may be, per right (subject to adjustment).

     At any time prior to the existence of an acquiring person, our board of directors may redeem the rights, in whole but not in part, at a redemption price of $.01 per right. The redemption of the rights may be made effective at such time and on such basis with such conditions as our board of directors, in its sole discretion, may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, except that from and after the existence of an acquiring person no such amendment may adversely affect the interests of the holders of the rights (other than the acquiring person).

     The number of outstanding rights and the number of one-thousandths of a share of Series A preferred stock issuable upon exercise of each right are subject to adjustment under certain circumstances.

     Until a right is exercised, the holder of the right will not have any rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not determined by our board of directors to be in the best interests of all stockholders. The rights should not interfere with any merger or other business combination approved by our board of directors since (subject to the limitations described above) we may redeem the rights at $.01 per right prior to the time a person or group has become an acquiring person.

Potential Anti-takeover Effect of Certain Provisions of Delaware Law and our Governing Documents

     Provisions in our certificate of incorporation and bylaws could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. These provisions include, for example, terms providing for

•	the issuance of “blank check” preferred stock by the board of directors without stockholder approval;

•	higher stockholder voting requirements for certain transactions such as business combinations with certain related parties (i.e., a “fair price provision”);

•	a prohibition on taking actions by the written consent of stockholders;

•	restrictions on the persons eligible to call a special meeting of stockholders;

•	classification of the board of directors into three classes; and

•	the removal of directors only for cause and by a vote of 80% of the outstanding voting power.

     These provisions may also have the effect of discouraging third parties from making proposals involving our acquisition or change of control, although such proposals, if made, might be considered desirable by a majority of our stockholders. These provisions could further have the effect of making it more difficult for third parties to cause the replacement of our board of directors. These provisions have been designed to enable us to develop our business and foster our long-term growth without disruptions caused by the threat of a takeover not deemed by our board of directors to be in our best interests and our stockholders.

     We are governed by the provisions of Section 203 of the Delaware General Corporate Law, which provides that a person who owns (or within three years, did own) 15% or more of a company’s voting stock is an “interested stockholder.” Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder unless:

•	the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

•	at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.66% of the outstanding voting stock.

     Section 203 could prohibit or delay mergers or other takeover attempts against us, and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

     We have adopted a Change in Control Severance Plan which provides for severance benefits to certain employees in certain circumstances following a change in control (as defined in the plan). The provisions of this plan could discourage takeover proposals or make them more expensive.

Limitations on Liability and Indemnification of Officers and Directors

     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	breach of the director’s duty of loyalty;

•	acts or omissions not in good faith, intentional misconduct or a knowing violation of the law;

•	the unlawful payment of a dividend or unlawful stock purchase or redemption; and

•	any transaction from which the director derives an improper personal benefit.

     This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws.

     The certificate of incorporation also provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. In addition, we maintain and pay premiums on an insurance policy on behalf of our officers and directors covering losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer Agent, Registrar and Conversion Agent

     The transfer agent, registrar and conversion agent for our common stock is National City Bank. Its address is 629 Euclid Avenue, Suite 635, Cleveland, Ohio 44114, and its telephone number at this location is (216) 575-2492.

DIVIDEND POLICY

     We have never declared or paid dividends on our common stock. We intend to retain future earnings to finance the growth and development of our business and, accordingly, do not intend to declare or pay any dividends on the common stock in the foreseeable future. Our board of directors will evaluate our future earnings, results of operations, financial condition and capital requirements in determining whether to declare or pay cash dividends. Delaware law prohibits us from paying any dividends unless we have capital surplus or net profits available for this purpose. In addition, our credit facilities impose restrictions on our ability to pay dividends.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax considerations to a holder with respect to the purchase, ownership and disposition of the notes and our common stock acquired upon conversion of a note. This summary is generally limited to holders that hold the notes and the shares of common stock as “capital assets” (generally, property held for investment). This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities, financial institutions, insurance companies, regulated investment companies, certain former citizens or former long-term residents of the United States, partnerships or other pass-through entities, U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar and persons that hold the notes or shares of common stock in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction.

     The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, referred to as the “IRS,” now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

     As used herein, the term “U.S. holder” means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

     As used herein, the term “non-U.S. holder” means a holder that is not a U.S. holder. Non-U.S. holders are subject to special U.S. federal income tax considerations, some of which are discussed below.

     If a partnership is a beneficial owner of a note (or our common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes (or our common stock acquired upon conversion of a note).

     While the following does not purport to discuss all tax matters relating to the notes or the common stock acquired upon conversion of a note, the following are the material U.S. federal income tax consequences associated with the purchase, ownership and disposition of the notes and common stock acquired upon conversion of a note, subject to the qualifications set forth herein. This discussion does not address the tax consequences arising under any state, local or foreign law. In addition, this summary does not consider the effect of the U.S. federal estate or gift tax laws (except as set forth below with respect to certain U.S. federal estate tax consequences to non-U.S. holders).

     Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. HOLDERS

Payments of interest

     A U.S. holder will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with the holder’s regular method of tax accounting. In certain circumstances, we may be obligated to pay holders of the notes amounts in excess of stated interest or principal. For example, as more fully described under “Description of notes — Registration rights; Additional payments,” in the event of a “registration default” we will be required to pay additional interest to holders of the notes. Under the contingent payment debt rules of the original issue discount regulations, certain possible payments are not treated as contingencies (for example, in cases in which the possible payments are remote or incidental). We do not plan to treat the possible payments described above as contingent payments that are subject to the contingent payment debt rules and, therefore, in the event an additional amount becomes due on the notes, we believe U.S. holders will be taxable on such amount as interest in accordance with each holder’s regular method of tax accounting. However, because of the lack of authority on point, the tax consequences of these additional payments are uncertain. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and it is possible that the IRS may take a different position regarding these payments or potential payments, in which case the timing and amount of income with respect to a note may be significantly different than described herein and a U.S. holder may be required to treat as interest income all or a portion of any gain realized on the disposition of a note (including also possibly upon conversion of the note into our common stock). Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to these payments or potential payments. The rest of this discussion assumes that the possible payments described above are not treated as contingent payments that are subject to the contingent payment debt rules.

Market Discount and Bond Premium

      U.S. holders other than initial purchasers may be considered to have acquired their notes with market discount or bond premium if they purchase their notes at a price lower or higher than the principal amount. The market discount rules generally require U.S. holders to treat gain on the disposition of a market discount bond as ordinary income to the extent it does not exceed accrued market discount. U.S. holders of notes with bond premium may be able to elect to offset a portion of the bond premium against the interest income from the notes. U.S. holders of notes with market discount or bond premium should consult their tax advisors as to the U.S. federal income tax consequences of the purchase, ownership, and disposition of the notes.

Sale, redemption or exchange of notes

     A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange (other than a conversion of the note into common stock). The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal rate than the maximum marginal rate applicable to ordinary income. The maximum marginal tax rate for capital gains is further reduced for property held for more than five years. The deductibility of capital losses is subject to limitation.

Conversion of the notes

     A U.S. holder generally should not recognize income, gain or loss upon conversion of the notes solely into our common stock, except with respect to cash received in lieu of fractional shares. The U.S. holder’s tax basis in the common stock received on conversion should be the same as the holder’s adjusted tax basis in the notes exchanged therefore at the time of conversion (reduced by any basis allocable to a fractional share), and the holding period for the common stock received on conversion should include the holding period of the notes that were converted. Cash received in lieu of a fractional share of common stock upon conversion of the notes into common stock will generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share.

Dividends on common stock

     We have not paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. However, if, after a U.S. holder converts a note into common stock, we do make distributions on our common stock, the distributions will constitute dividends taxable to the holder as ordinary income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder’s basis in the shares of common stock. Any such distributions in excess of the U.S. holder’s basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, distributions constituting dividends paid to holders that are U.S. corporations will qualify for the dividends-received deduction.

Adjustment of conversion price

     The conversion price of the notes is subject to adjustment under certain circumstances, see “Description of notes — Conversion rights.” Certain adjustments to (or the failure to make such adjustments to) the conversion price of the notes that increase the proportionate interest of a U.S. holder in our assets or earnings and profits may result in a taxable constructive distribution to the holders of the notes, whether or not the holders ever convert the notes. This could occur, for example, if the conversion rate is adjusted to compensate holders of notes for certain distributions of cash or property to our stockholders. Such constructive distribution will be treated as a dividend, resulting in ordinary income (and a possible dividends received deduction in the case of corporate holders), to the extent of our current or accumulated earnings and profits. As a result, U.S. holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property. Generally, a U.S. holder’s tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above.

Sale of common stock

     A U.S. holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock, which will generally be the holder’s adjusted basis in the note immediately before a conversion of the note into common stock. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a U.S. holder on a sale or exchange of stock will be long-term capital gain or loss if the holder’s holding period for the stock (which would include the holding period for the note) is more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal rate than the maximum marginal rate applicable to ordinary income. The maximum marginal rate for capital gains is further reduced for property held for more than five years. The deductibility of capital losses is subject to limitation.

Backup withholding and information reporting

     Certain noncorporate U.S. holders may be subject to IRS information reporting and backup withholding at the applicable rate (currently 30%) on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate U.S. holder:

•	fails to furnish its taxpayer identification number, referred to as a “TIN”;

•	furnishes an incorrect TIN;

•	is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or

•	under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

     The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

     The following rules apply to you if you are a non-U.S. holder (as defined above).

Payments of interest

     Generally, payments of interest on the notes to, or on behalf of, a non-U.S. holder will be considered “portfolio interest” and will not be subject to U.S. federal income or withholding tax where such interest is not effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder if:

•	such non-U.S. holder does not actually or by attribution own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us, actually or by attribution, through stock ownership; and

•	the certification requirements, as described below, are satisfied.

     To satisfy the certification requirements referred to above, either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. person and must provide such owner’s name and address, and TIN, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, referred to as a “Financial Institution,” and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). Special certification rules apply for notes held by foreign partnerships and other intermediaries.

     If interest on the note is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. holder. In order to claim an exemption from withholding tax, such a non-U.S. holder will be required to provide us with a properly executed IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-U.S. person and the interest is effectively connected with the holder’s conduct of a U.S. trade or business and is includable in the holder’s gross income. In addition, if such non-U.S. holder so engaged is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

     Interest on notes not effectively connected with a U.S. trade or business and not excluded from U.S. federal withholding tax under the “portfolio interest” exception described above generally will be subject to withholding at a 30% rate, except where a non-U.S. holder can claim the benefits of an applicable tax treaty to reduce or eliminate such withholding tax and demonstrates such eligibility to us and the IRS.

     As described under “— U.S. Holders — Payments of interest” above, we may be required to pay holders of the notes additional interest in the event of a “registration default”. It is unclear whether the payment of such additional interest to a non-U.S. holder would be subject to U.S. federal income tax or any withholding thereof. We intend to withhold U.S. federal income tax from any payment of additional interest to a non-U.S. holder at a rate of 30% or lower treaty rate, if applicable. Prospective purchasers should consult their own tax advisers as to the tax considerations that relate to the potential payment of additional interest.

Conversion of the notes

     A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on the conversion of a note into our common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See “— Sale or exchange of the notes or common stock” below.

Adjustment of conversion price

     The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. See “— U.S. Holders — Adjustment of conversion price” above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See “— Dividends on common stock” below.

Sale or exchange of the notes or common stock

     A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition (including a redemption) of a note or common stock received upon conversion thereof unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and (a) such holder has a “tax home” in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such holder; in this case the non-U.S. holder will be subject to a 30% tax on gain derived from the disposition;

•	the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder (and, if required by a tax treaty, the gain is attributable to a permanent establishment maintained in the United States); in this case, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply; or

•	we are a “United States real property holding corporation” at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. It is possible that we are, or in the future will be, a United States real property holding corporation. If we are, or were to become a United States real property holding corporation, a non-U.S. holder might be subject to U.S. federal income and, in certain circumstances, withholding tax with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of a U.S. real property interest would be creditable against such non-U.S. holder’s U.S. federal income tax liability and might entitle such non-U.S. holder to a refund upon furnishing required information to the IRS. However, in the case of a sale of our common stock or notes, such gain would only be subject to U.S. federal income and, in certain circumstances, withholding tax if (i) in the case of (a) common stock, or (b) notes that become regularly traded on a securities market, the non-U.S. holder owned, actually or by attribution, more than 5% of such common stock or regularly-traded notes within five years before the disposition of such common stock or notes and (ii) in the case of notes that were not regularly traded, the non-U.S. holder owned, actually or by attribution, such notes which, as of any date on which any notes were acquired by the holder, had a fair market value greater than the fair market value on that date of 5% of our common stock (or, possibly, of the regularly traded class of stock with the lowest fair market value). If the foregoing conditions were met, then any gain recognized by a non-U.S. holder on the sale, exchange, or other disposition of notes or common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at the regular graduated rates and in the manner applicable to U.S. persons.

Dividends on common stock

     We have not paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. However, if, after a non-U.S. holder converts a note into common stock, we do make distributions on our common stock, the distributions will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Except as described below, dividends paid on common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% or lower treaty rate, if applicable. A non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments.

     If dividends paid to a non-U.S. holder are effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that the non-U.S. holder furnishes to us a valid IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-U.S. person, and the dividends are effectively connected with the holder’s conduct of a U.S. trade or business and are includible in the holder’s gross income. Effectively connected dividends will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax).

Backup withholding and information reporting

     We must report annually to the IRS and to each non-U.S. holder the amount of interest or dividends paid to that holder and the tax withheld from those payments of interest or dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable tax treaty. Copies of the information returns reporting those payments of interest or dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

     A non-U.S. holder will generally not be subject to additional information reporting or to backup withholding at the applicable rate (currently 30%) with respect to payments of interest on the notes or dividends on common stock or to information reporting or backup withholding with respect to proceeds from the sale or other disposition of the notes or common stock to or through a U.S. office of any broker, as long as the holder has furnished to the payor or broker:

•	a valid IRS Form W-8BEN certifying, under penalties of perjury, its status as a non-U.S. person;

•	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury regulations; or

•	otherwise establishes an exemption.

     The payment of the proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or common stock will be subject to information reporting, but not backup withholding, if it is to or through a foreign office of a broker that is a “U.S. related broker” unless the documentation requirements described above are met or the holder otherwise establishes an exemption. A broker is a “U.S. related broker” if the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-U.S. holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

U.S. estate tax

     Notes owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for U.S. federal estate tax purposes) of the United States at the time of death, referred to as a “nonresident decedent,” will not be includible in the nonresident decedent’s gross estate for U.S. federal estate tax purposes as a result of such nonresident decedent’s death, provided that, at the time of death, the nonresident descendant does not own, actually or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote and payments with respect to such notes would not have been effectively connected with the conduct of a U.S. trade or business by the nonresident decedent. Common stock owned or treated as owned by a nonresident decedent will be includible in the nonresident decedent’s gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent’s death. Subject to applicable treaty limitations, if any, a nonresident decedent’s estate may be subject to U.S. federal estate tax on property includible in the estate for U.S. federal estate tax purposes.

THE COMPANY’S DEDUCTIBILITY OF INTEREST

     Generally, under Section 279 of the Internal Revenue Code, an interest deduction in excess of a defined threshold is not permitted with respect to certain “corporate acquisition indebtedness.” Corporate acquisition indebtedness includes any indebtedness that is:

•	issued to provide consideration for the direct or indirect acquisition of stock or certain assets of another corporation;

•	subordinated to the claims of trade creditors of the issuing corporation generally, or expressly subordinated in right of payment to the payment of any substantial amount of unsecured indebtedness, whether outstanding or subsequently issued, of the issuing corporation;

•	convertible directly or indirectly into the stock of the issuing corporation; and

•	issued by a corporation that has a debt to equity ratio that exceeds 2 to 1 or the projected earnings do not exceed three times the annual interest to be paid or incurred.

     Our ability to deduct the interest payable on the notes will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the notes was not determinative in our issuance of the notes pursuant to this offering.

     The preceding discussion of certain U.S. federal income tax and certain U.S. estate tax consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to particular tax consequences to you of purchasing, holding and disposing of the notes and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION

     The selling security holders, which term includes their transferees, pledgees or donees or their successors, may from time to time sell the notes and the underlying common stock covered by this prospectus directly to purchasers or offer the notes and underlying common stock through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of securities for whom they may act as agent, which discounts, or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the underlying common stock may be sold in one or more transactions:

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

     These sales may be effected in transactions, which may involve block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.

     In connection with the sale of the notes and common stock, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The selling security holders may sell the notes or common stock and deliver notes or common stock to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling security holders from the sale of the securities offered by them hereby will be the purchase price of such securities less discounts and commissions, if any. The selling security holders reserve the right to accept and, together with its agent from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from the resale by the selling security holders of the notes or the common stock issuable upon conversion of the notes.

     Our common stock is listed for trading on the Nasdaq National Market under the symbol “LPNT.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq.

     In order to comply with the securities laws of some states, if applicable, the securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or pursuant to an exception from registration or qualification requirements.

     The selling security holders, and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934 and the rules thereunder relating to stock manipulation, particularly, Regulation M.

     At the time of a particular offering of securities by a selling security holder, a supplement to this prospectus, if required, will be circulated setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreements provides for cross indemnification of the selling security holders and us and their and our respective directors, officers and controlling person against specific liabilities, including liabilities under the Securities Act, in connection with the offer and sale of the notes and the underlying common stock.

LEGAL MATTERS

     Waller Lansden Dortch & Davis, a Professional Limited Liability Company, Nashville, Tennessee, counsel to LifePoint Hospitals, Inc. will pass upon the validity of the notes and the common stock issuable upon their conversion.

EXPERTS

     The consolidated financial statements of LifePoint Hospitals, Inc. appearing in LifePoint Hospitals, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at:

•	Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and

•	Suite 1400, 500 West Madison Street, Chicago, Illinois 60661.

     You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N. W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

INCORPORATION BY REFERENCE

     Some of the information that you may want to consider in deciding whether to invest in the notes is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of this offering will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2001
Definitive Proxy Statement	April 17, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2002
Current Reports on Form 8-K	April 3, 2002, April 8, 2002 and May 16, 2002
Description of our common stock contained in our registration statement on Form 10, as amended	December 11, 1998
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934.	After the date of this prospectus and prior to the completion of this offering

     We also incorporate by reference all filings we make pursuant to the Securities Exchange Act of 1934 after the date of the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement of which this prospectus is a part. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

     You may request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
Attention: Corporate Secretary
Telephone: (615) 372-8500

     Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

     The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.      Other Expenses of Issuance and distribution.

     The following is an itemized statement of expenses of the Registrant in connection with the securities being registered. All of the expenses are estimated, except for the registration fee.

SEC registration fee	$23,000
Legal fees and expenses	40,000
Accounting fees and expenses	40,000
Printing expenses	30,000
Miscellaneous expenses	10,000

Total	$143,000

     All expenses, other than the SEC registration fee, are estimated.

Item 15.      Indemnification of Directors and Officers.

Limitations on Liability and Indemnification of Officers and Directors

     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	breach of the director’s duty of loyalty;

•	acts or omissions not in good faith, intentional misconduct or a knowing violation of the law;

•	the unlawful payment of a dividend or unlawful stock purchase or redemption; and

•	any transaction from which the director derives an improper personal benefit.

This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws.

     The certificate of incorporation also provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Item 16.      Exhibits.

Exhibit Number	Description of Exhibits

1.1*	Purchase Agreement, dated May 17, 2002, among LifePoint Hospitals, Inc., UBS Warburg LLC, Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc., Lehman Brothers Inc., Salomon Smith Barney Inc., Banc of America Securities LLC, and Fleet Securities, Inc.
3.1	Certificate of Incorporation of LifePoint Hospitals, Inc.(a)
3.2	Bylaws of LifePoint Hospitals, Inc.(a)
4.1*	Indenture, dated as of May 22, 2002, between LifePoint Hospitals, Inc. and National City Bank, as trustee, relating to the 4 1/2% Convertible Subordinated Notes due 2009
4.2*	Registration Rights Agreement, dated as of May 22, 2002, among LifePoint Hospitals, Inc., UBS Warburg LLC, Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc., Lehman Brothers Inc., Salomon Smith Barney Inc., Banc of America Securities LLC, and Fleet Securities, Inc.
4.3*	Form of 4 1/2% Convertible Subordinated Note due 2009 of LifePoint Hospitals, Inc. (included as Exhibit A to the Indenture filed as Exhibit 4.1)

4.4	Specimen Stock Certificate (b)
5.1	Opinion of Waller Lansden Dortch & Davis, A Professional Limited Liability Company
12.1	Statements re: Computations of Ratios
23.1	Consent of Ernst & Young LLP
23.2	Consent of Waller Lansden Dortch & Davis, A Professional Limited Liability Company (included in Exhibit 5.1)
24.1	Power of Attorney (included on page II-4 of this registration statement)
25.1*	Statement of eligibility of trustee on Form T-1

(a)	Incorporated by reference to exhibits filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 0-29818.
(b)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended, File No. 0-29818.
*	Previously filed.

Item 17.      Undertakings.

     (a)  The undersigned registrant hereby undertakes:

               (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brentwood, State of Tennessee, on July 5, 2002.

LIFEPOINT HOSPITALS, INC.

By:	/s/ Kenneth C. Donahey

Kenneth C. Donahey Chairman, Chief Executive Officer and President

     KNOW ALL MEN BY THESE PRESENTS, each person whose signature appears below on this registration statement hereby constitutes and appoints Kenneth C. Donahey his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this registration statement (including post-effective amendments and amendments thereto) and any registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Kenneth C. Donahey Kenneth C. Donahey	Chairman, Chief Executive Officer and President (Principal Executive Officer)	July 5, 2002

/s/ Michael J. Culotta Michael J. Culotta	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 5, 2002

* Ricki Tigert Helfer	Director	July 5, 2002

* John E. Maupin, Jr., D.D.S.	Director	July 5, 2002

* DeWitt Ezell, Jr.	Director	July 5, 2002

* William V. Lapham	Director	July 5, 2002

* Richard H. Evans	Director	July 5, 2002

* /s/ Kenneth C. Donahey

Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1*	Purchase Agreement, dated May 17, 2002, among LifePoint Hospitals, Inc., UBS Warburg LLC, Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc., Lehman Brothers Inc., Salomon Smith Barney Inc., Banc of America Securities LLC, and Fleet Securities, Inc.
3.1	Certificate of Incorporation of LifePoint Hospitals, Inc.(a)
3.2	Bylaws of LifePoint Hospitals, Inc.(a)
4.1*	Indenture, dated as of May 22, 2002, between LifePoint Hospitals, Inc. and National City Bank, as trustee, relating to the 4 1/2% Convertible Subordinated Notes due 2009
4.2*	Registration Rights Agreement, dated as of May 22, 2002, among LifePoint Hospitals, Inc., UBS Warburg LLC, Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc., Lehman Brothers Inc., Salomon Smith Barney Inc., Banc of America Securities LLC, and Fleet Securities, Inc.
4.3*	Form of 4 1/2% Convertible Subordinated Note due 2009 of LifePoint Hospitals, Inc. (included as Exhibit A to the Indenture filed as Exhibit 4.1)
4.4	Specimen Stock Certificate(b)
5.1	Opinion of Waller Lansden Dortch & Davis, A Professional Limited Liability Company
12.1	Statements re: Computations of Ratios
23.1	Consent of Ernst & Young LLP
23.2	Consent of Waller Lansden Dortch & Davis, A Professional Limited Liability Company (included in Exhibit 5.1)
24.1	Power of Attorney (included on page II-4 of this registration statement)
25.1*	Statement of eligibility of trustee on Form T-1

(a)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form 10-Q, for the quarter ended March 31, 1999, File No. 0-29818.
(b)	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended, File No. 0-29818.
*	Previously filed.